M. Timothy Elder
Direct Tel: (404) 815-3532	December 7, 2017
Direct Fax: (404) 685-6832
telder@sgrlaw.com

VIA EDGAR TRANSMISSION

Nicholas P. Panos

Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SunLink Health Systems, Inc.
Schedule TO-I
Schedule 13E-3
Filed November 21, 2017, by SunLink Health Systems, Inc.
File No. 005-03600

Dear Mr. Panos:

We have today electronically filed with the Securities and Exchange Commission on behalf of SunLink Health Systems, Inc. (“SunLink” or the “Company”) this response to your letter of December 4, 2017 with respect to the Company’s Schedule TO-I/13E-3 filed November 21, 2017 (the “Schedule TO-I/13E-3”) pursuant to your review thereof. The Company has also amended its Schedule TO-I/13E-3 including the Offer to Purchase. The Staff’s comments are reproduced below in bold text with the Company’s response below the comments.

Section 2 | Special Factors – Fairness of the Offer

1.	We note the disclosure that “Upon determining that the Offer taken as a whole would be both procedurally and substantively fair to unaffiliated shareholders of the Company, including determining that the Purchase Price would be fair to unaffiliated shareholders who tendered their shares and to shareholders who did not tender their shares, the Board authorized…” Notwithstanding this disclosure, please revise the fairness determination to expressly state whether Board made this determination on behalf of the issuer given the specific Item 8 requirement within Schedule 13E-3 and corresponding Item 1014(a) of Regulation M-A.

In response to the Staff’s comment, the Company has amended the Offer to Purchase in the four locations specified in Amendment No. 1 to the Schedule TO to expressly state that the Board made the subject determination on behalf of the issuer.

Nicholas P. Panos

Senior Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

December 7, 2017

Certain Effects of the Offer, page 18

2.	Please revise to indicate that if the Rule 13e-3 transaction produces a going private effect within the meaning of Rule 13e-3(a)(3), SunLink will become the future beneficiary of any of operating loss carryforwards. Please quantify that benefit and briefly describe how such operating losses may be applied to shelter future income from taxation. See Item 7 of Schedule 13E-3, corresponding Item 1013(d) of Regulation M-A plus Instruction 2 thereto.

In response to the Staff’s comment, the Company has amended the Offer to Purchase to add the following additional disclosure with respect to net operating losses as well as the risks of an “ownership change” at the end of the ninth paragraph after the subsection captioned “Certain Effects of the Offer” on page 18 of the Offer to Purchase.

SunLink may be the beneficiary of existing and future operating loss carryforwards (“NOLs”). As of September 30, 2017, SunLink had estimated NOL carryforwards for federal income tax purposes of $12,400,000 million. Such NOLs expire in 2025. Use of this NOL carry-forward is subject to (a) the Company achieving taxable income, and (b) the limitation provisions of Internal Revenue Code Section 382. As a result, some or all of the NOLs carry-forward may not be applied in the future. SunLink cannot estimate the exact amount of NOLs that it would be able to use to reduce any future income tax liability because SunLink cannot predict the amount and timing of its future taxable income. SunLink believes its NOLs are a valuable assets and has taken steps to avoid the IRC Section 382 limitation of its NOLs, including a shareholder rights provision and a Code of Regulations amendment to limit the risk of an IRC Section 382 limitation. Nevertheless, if an ownership change were to occur, the limitations imposed by Section 382 could result in a material amount of SunLink’s NOLs expiring unused and, therefore, significantly impair the value of SunLink’s NOLs. While the complexity of Section 382’s provisions and the limited knowledge that SunLink, like other public companies generally, has about the ownership of its publicly traded common equity make it difficult to determine whether an ownership change has occurred, SunLink currently believes that an ownership change has not occurred and will not occur solely as a result of the tender offer even if fully subscribed.

Schedule 13E-3

3.

The manner in which information has been incorporated by reference into the Schedule 13E-3 is unclear based upon the cross-reference presentation within Item 13 of Schedule TO. For example, no information with respect to Items 1, 6, and 13 appear to have been addressed. Please note that while the use of a combined filing is permissible, the issuer remains subject to Section 13(e) and Rule 13e-3, and accordingly is obligated to produce the information required by Rule 13e-3(e) in a Schedule 13E-3 unless incorporated by

Nicholas P. Panos

Senior Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

December 7, 2017

reference pursuant to General Instruction F thereto. Please advise us, with a view toward revised disclosure, the legal basis upon which SunLink apparently concluded that it provided information required by Items 1, 6, and 13 in accordance with Rule 13e-3(e) and that such information should be considered filed under cover of Schedule 13E-3.

The first paragraph of Schedule TO states: “The information contained in the Offer to Purchase… is incorporated herein by reference in response to all of the items of this Schedule TO (emphasis supplied). This Schedule TO also is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.” SunLink believes it is common to only list in Item 13 those specific requirements of Schedule 13E-3 not duplicated by the requirements of Schedule TO and not otherwise incorporated by reference from the Offer to Purchase. In order to avoid any ambiguity, the Company has amended its Schedule TO to add the following text immediately after the Item 13 Heading: “The following sets forth the information required by Schedule 13E-3 that has not already been set forth in Items 1-12 above. The information set forth in the Offer to Purchase is incorporated herein by reference to the items required by Schedule 13E-3.” Subject to the Company’s response to Comment 4 below, all of the information required by Items 1, 6, and 13 was included in the Offer to Purchase directly or by incorporation by reference.

Item 13. Financial Statements

4.	Advise us, with a view toward revised disclosure, how SunLink ostensibly concluded that summarized financial statements were provided in accordance with Instruction 1 to Item 13 of Schedule 13E-3 and corresponding Item 1010(c) of Regulation M-A. We noticed, for example, that no express reference was made to non-current assets and liabilities.

In response to the Staff’s comment, SunLink has amended its Schedule TO / 13E-3 to revise the summarized financial information in the Offer to Purchase to provide line item disclosures for both noncurrent assets and noncurrent liabilities. The Company believes the other information required by Item 1010(c) and Section 2101.02(bb) of Regulation S-X is set forth in either the SunLink Selected Historical Financial Data or the Unaudited Pro Forma Financing Data.

Nicholas P. Panos

Senior Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

December 7, 2017

If the Staff has any questions concerning this response letter, please contact the undersigned at 404-815-3532 or my partner, Howard E. Turner, at 404-815-3594.

Very truly yours,

/s/ M. Timothy Elder
Smith, Gambrell & Russell, LLP
Attorneys for SunLink Health Systems, Inc.

MTE/mkl
Enclosure

cc:	Robert M. Thornton, SunLink
Mark J. Stockslager, SunLink
Howard E. Turner, Esq.

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